SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             Audiogenesis Systems, Inc.
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                                (Name of Issuer)

                                  COMMON SHARES
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                         (Title of Class of Securities)

                                   050739 10 1
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                                 (CUSIP Number)

                                JOSEPH M. GUIDO
                            4 LAKESIDE DRIVE SOUTH
                        FORKED RIVER, NEW JERSEY  08731
                             TELEPHONE: 609-693-5950
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                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                 AUGUST 24, 1999
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: / /

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.:  050739 10 1

1.       Name of Reporting Persons
         I.R.S. Identification Nos. of Persons set forth below (entities only)

         Joseph M. Guido
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2.       Check the appropriate box if a member of a group     (a)      / /

         Not applicable                                       (b)      / /
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3.       SEC use only

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4.       Source of Funds

         OO
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5.       Check box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e): / /
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6.       Citizenship or Place of Organization

         United States of America
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Number of Shares Beneficially Owned by Each Reporting Person with:

         7.       Sole Voting Power                  18,250,000
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         8.       Shared Voting Power                0
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         9.       Sole Dispositive Power             18,250,000
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         10.      Shared Dispositive Power           0
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11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         18,500,000 Common Shares
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12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares / /
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13.      Percent of Class Represented by Amount in Row (11)

         56.9%
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14.      Type of Reporting Person

         IN
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

ITEM 1.           SECURITY AND ISSUER.

         This Statement on Schedule 13D (this "Schedule 13D") relates to the common shares, par value $.0001 (the "Common Shares"), of Audiogenesis Systems, Inc. (the "Company"), a corporation incorporated under the laws of the State of New Jersey.The principal executive offices of the Company are located at 7 Doig Road, Suite 3, Wayne, New Jersey, 07470.

ITEM 2.           IDENTITY AND BACKGROUND.

         (a)-(c), (f). This Schedule 13D is being filed on behalf of Joseph M. Guido, a citizen of the United States of America, whose address is 4 Lakeside Drive South, PO Box 959, Forked River, New Jersey 08731. Joseph M. Guido is Chairman of the Board of the Company.

         (d)-(e). Joseph M. Guido has not been, during the last five years, (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Filer exchanged all of the common stock of Allstates Air Cargo, Inc., a New Jersey corporation, of which Filer was the sole shareholder, for 18,000,000 shares of the common stock of the Company pursuant to a Stock Purchase Agreement and Plan of Reorganization.

ITEM 4.           PURPOSE OF TRANSACTION.

         The purpose of the transaction is to effectuate the terms of a Stock Purchase Agreement and Plan of Reorganization whereby the Company acquired all of the issued and outstanding common stock of Allstates Air Cargo, Inc. in exchange for 18,000,000 of its common shares.


ITEM 5.           INTEREST IN SECURITIES OF THE COMPANY.

         (a) The Company has issued and outstanding 32,509,872 shares of common stock, of which the 18,500,000 shares held beneficially by Filer constitute 56.1%.

         (b) See items 7, 8, 9 and 10 of the Cover Page.

         (c) None.

         (d) None.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Filer has been granted the right to participate in the Stock Option Plan of the Company, , and the Company has agreed to nominate Filer as a Director, pursuant to an employment agreement between Filer and the Company.


ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 10.05 Stock Purchase Agreement and Plan of Reorganization dated June 30, 1999, filed as an exhibit to Form 8-K filed July 9, 1999, is incorporated by reference.




                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 3, 1999




                                      /s/ Joseph M. Guido
                                  -------------------------------------------
                                  Name:   Joseph M. Guido